SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                                 (Rule 13d-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
      TO RULE 13d-1(a) AND AMENDED THERETO FILED PURSUANT TO RULE 13d-2(a)

                               (Amendment No. 2)*

                          Riviera Holdings Corporation
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                (Name of Issuer)

                     Common Stock, par value $.001 per share
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                         (Title of Class of Securities)

                                   769627 10 0
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
                                 (CUSIP Number)

                                Robert M. Pickus
                                 1000 Boardwalk
                             Atlantic City, NJ 08401
                                 (609) 449-5573
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
           (Name, Address and Telephone Number of Person Authorized to
                      Receive Notices and Communications)

                                December 18, 2003
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
            (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [ ]

         Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.
---------------------
*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended ("Act"), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

- - - - - - - - - - -                                          - - - - - - - - -
CUSIP No. 769627 10 0                 13D                      Page 2 of 7 Pages
- - - - - - - - - - -                                          - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                                 Donald J. Trump
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    Check the Appropriate Box if a Member of a Group         (a)     [   ]
                                                              (b)     [ X ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    Source of Funds (See Instructions)

                                       PF
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e) [  ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    Citizenship or Place of Organization

                            United States of America
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES           7        Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                    358,000
PERSON WITH                - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           8       Shared Voting Power

                                                     0
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           9       Sole Dispositive Power

                                                     358,000
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           10      Shared Dispositive Power

                                                     0
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                     358,000
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   Percent of Class Represented by Amount in Row (11)

                                      10.0%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14   Type of Reporting Person (See Instructions)

                                       IN

- - - - - - - - - - -                                          - - - - - - - - -
CUSIP No. 769627 10 0                 13D                      Page 3 of 7 Pages
- - - - - - - - - - -                                          - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                  Trump Hotels & Casino Resorts Holdings, L.P.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    Check the Appropriate Box if a Member of a Group         (a)     [   ]
                                                              (b)     [ X ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    Source of Funds (See Instructions)

                                       WC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e) [    ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6    Citizenship or Place of Organization
                                    Delaware
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES           7        Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                    358,000
PERSON WITH                - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           8       Shared Voting Power

                                                     0
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           9       Sole Dispositive Power

                                                     358,000
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           10      Shared Dispositive Power

                                                     0
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11   Aggregate Amount Beneficially Owned by Each Reporting Person

                                     358,000
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12   Check if the Aggregate Amount in Row (11) Excludes Certain Shares
     (See Instructions) [  ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13   Percent of Class Represented by Amount in Row (11)

                                      10.0%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14   Type of Reporting Person (See Instructions)

                                       PN

- - - - - - - - - - -                                          - - - - - - - - -
CUSIP No. 769627 10 0                 13D                      Page 4 of 7 Pages
- - - - - - - - - - -                                          - - - - - - - - -
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
1    Names of Reporting Persons
     I.R.S. Identification Nos. of Above Persons (entities only)

                       Trump Hotels & Casino Resorts, Inc.
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
2    Check the Appropriate Box if a Member of a Group         (a)     [   ]
                                                              (b)     [ X ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
3    SEC Use Only
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
4    Source of Funds (See Instructions)
                                       WC
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
5    Check if Disclosure of Legal Proceeding is Required Pursuant to
     Items 2(d) or 2(e) [  ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
6     Citizenship or Place of Organization
                                    Delaware
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
NUMBER OF SHARES           7        Sole Voting Power
BENEFICIALLY OWNED
BY EACH REPORTING                                    358,000
PERSON WITH                - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           8       Shared Voting Power

                                                     0
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           9       Sole Dispositive Power

                                                     358,000
                           - - - - - - - - - - - - - - - - - - - - - - - - - - -

                           10      Shared Dispositive Power

                                                     0
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
11    Aggregate Amount Beneficially Owned by Each Reporting Person

                                     358,000
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
12    Check if the Aggregate Amount in Row (11) Excludes Certain Shares
      (See Instructions) [  ]
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
13    Percent of Class Represented by Amount in Row (11)

                                      10.0%
- - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - - -
14    Type of Reporting Person (See Instructions)

                                       CO

          This Amendment No. 2 amends the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the "Commission") on July 10, 2002, as amended by Amendment No.1 dated December 26, 2002, and is being filed with the Commission pursuant to Rule 13d-2(a) promulgated under the Securities Exchange Act of 1934, as amended. Except as specifically amended by this Amendment No. 2, the Schedule 13D, as amended by Amendment No. 1, remains in full force and effect.

ITEM 2.   IDENTITY AND BACKGROUND.


          Item 2 is hereby amended by inserting following paragraph at the end thereof:


          XIII. (a) Name: Scott C. Butera


                (b) Business Address: 1000 Boardwalk, Atlantic City, NJ 08401

                (c) Present Principal Occupation: Mr. Butera is currently the
                    Executive Vice President, Director of Corporate and Strategic Development of THCR.

                (d) Mr. Butera has not, during the last five years, been
                    convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

                (e) During the last five years, Mr. Butera was not a party to a civil proceeding of a judicial or administrative body of competent jurisdiction which the result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

                (f) Citizenship: United States of America



ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          Item 3 is hereby amended by inserting the following paragraph at the end thereof:

          On December 18, 2003, Mr. Trump and THCR Holdings amended the Option and the Additional Option to extend the expiration date of the options from December 31, 2003 through December 31, 2004. Copies of the amendments to the options are filed as exhibits to this Amendment No. 2.

ITEM 4.   PURPOSE OF TRANSACTION.

          Item 4 is hereby amended by deleting the third full paragraph of Item 4 and replacing it with the following paragraph:

          III. None of Messrs. Brown, Butera, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire currently have plans or proposals which relate to or would result in any of the following:

          (a) The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;

          (b) An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

          (c) A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

          (d) Any change in the present Board of Directors of the Issuer, including any plans or proposals to change the number or term of Directors or to fill any existing vacancies on the Board of Directors;

          (e) Any material change in the present capitalization or dividend policy of the Issuer;

          (f) Any other material change in the Issuer's business or corporate structure;

          (g) Changes in the Issuer's charter, bylaws or instruments corresponding thereto or any actions which may impede the acquisition or control of the Issuer by any person;

          (h) Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter- dealer quotation system of a registered national securities association;

          (i) A class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Act; or

          (j)  Any action similar to any of those enumerated above.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

          Item 5 is hereby amended by inserting the following paragraph at the end of II. (c) of Item 5:

          On December 18, 2003, Mr. Trump and THCR Holdings amended the Option and the Additional Option to extend the expiration date of the options from December 31, 2003 through December 31, 2004. Copies of the amendments to the options are filed as exhibits to this Amendment No. 2.

          Item 5 is hereby further revised by deleting III. (a) and (b) of Item 5 and by inserting the following:

         III.

          (a) None of Messrs. Brown, Butera, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire beneficially own any shares of Common Stock of the Issuer.

          (b) None of Messrs. Brown, Butera, Pickus, McCarthy, Burke, Fusco, Askins, Thomas, Ryan and/or McGuire have sole or shared voting or dispositive power with respect to the Trump-Riviera Shares and/or the Additional Trump-Riviera Shares.


ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          Item 6 is hereby amended by inserting the following paragraph after the third full paragraph of Item 6:

          On December 18, 2003, Mr. Trump and THCR Holdings amended the Option and the Additional Option to extend the expiration date of the options from December 31, 2003 through December 31, 2004. Copies of the amendments to the options are filed as exhibits to this Amendment No. 2.

ITEM 7.   MATERIAL TO BE FILED AS EXHIBITS.

          Item 7 is hereby amended by deleting all paragraphs and inserting the following:

Exhibit A. Agreement, dated December 26, 2002, by and among Donald J. Trump,
           Trump Hotels & Casino Resorts Holdings, L.P., and Trump Hotels & Casino Resorts, Inc. (regarding joint filing of Schedule 13D). **

Exhibit B. Option, dated July 10, 2002, from Donald J. Trump to Trump Hotels &
           Casino Resorts Holdings, L.P. *

Exhibit C. Amendment, dated December 26 2002, to the Option, dated July 10,
           2002, from Donald J. Trump to Trump Hotels & Casino Resorts Holdings, L.P. **

Exhibit D. Option, dated December 26, 2002, from Donald J. Trump to Trump Hotels
           & Casino Resorts Holdings, L.P. **

Exhibit E. Amendment No. 2, dated as of December 18, 2003, to the Option, dated as of July 10, 2002, from Donald J. Trump to Trump Hotels & Casino Resorts Holdings, L.P.

Exhibit F. Amendment, dated as of December 18, 2003, to the Option, dated as of
           December 26, 2002, from Donald J. Trump to Trump Hotels & Casino Resorts Holdings, L.P.



--------------------------

* Previously filed as an exhibit to the Initial Schedule 13D filed by the Reporting Persons with the SEC on July 10, 2002.

** Previously filed as an exhibit to the Amendment No. 1 to the Initial Schedule 13D filed by the Reporting Persons with the SEC on December 26, 2002.

                                    SIGNATURE

          After reasonable inquiry and to the best knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    December 22, 2003



                                            /s/ Donald J. Trump
                                            --------------------------------
                                            Donald J. Trump




                                    TRUMP HOTELS & CASINO RESORTS HOLDINGS, L.P.

                                       By: TRUMP HOTELS & CASINO RESORTS, INC.,
                                           its general partner

                                           /s/ John P. Burke
                                           -----------------------------------
                                           John P. Burke
                                           Executive Vice President
                                           and Corporate Treasurer


                                    TRUMP HOTELS & CASINO RESORTS, INC.

                                           /s/ John P. Burke
                                           ----------------------------------
                                           John P. Burke
                                           Executive Vice President
                                           and Corporate Treasurer